SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Act of 1934 (Amendment No. —)*
clickNsettle.com, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
18682E304

(CUSIP Number)
Glenn R. Halpryn
4400 Biscayne Boulevard, Suite 950
Miami, Florida 33137
Telephone: (305) 573-4112

(Name, address and telephone number of person authorized to receive notices and communications)
March 18, 2008

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	18682E304

1	NAMES OF REPORTING PERSONS Dr. Jane Hsiao, Ph. D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,037,241

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,037,241

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,037,241

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

ITEM 1. Security and Issuer
     This Schedule 13D (this “13D”) is filed with respect to the post-reverse stock split Common Stock, $0.001 par value (the “Shares”), of clickNsettle.com, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4400 Biscayne Boulevard, Suite 950, Miami, Florida 33137.
ITEM 2. Identity and Background
     (a) This 13D is filed by Dr. Jane Hsiao, Ph. D. (the “Reporting Person”).
     (b) The Reporting Person has a business address of 4400 Biscayne Boulevard, Suite 1500, Miami, Florida 33137.
     (c) The Reporting Person’s principal occupation is Chief Technical Officer of OPKO Health, Inc., a specialty healthcare company incorporated in Delaware whose address is 4400 Biscayne Boulevard, Suite 1180, Miami, Florida 33137.
     (d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The source of funds for the acquisition of 1,037,241 Shares from the Issuer was from personal funds of the Reporting Person. The purchase price for the Shares was $240,858, or $0.2322 per share.
ITEM 4. Purpose of Transaction.
     On March 18, 2008, the Reporting Person acquired the securities of the Issuer for investment purposes upon the consummation of the transactions contemplated by that certain Stock Purchase Agreement (the “Purchase Agreement”), dated December 19, 2007, as amended January 31, 2008, by and among the Issuer and each of the Reporting Person, Frost Gamma Investments Trust, Steven D. Rubin and Subbarao Uppaluri (collectively, the “Investors”).
     Pursuant to the Purchase Agreement and a corporate action signed by holders of a majority of the issued and outstanding Shares, on March 13, 2008, the Issuer performed a one-for-ten reverse stock split of its then-outstanding shares of common stock and amended and restated its Amended Certificate of Incorporation to increase the aggregate number of shares of all classes of capital stock that the Issuer may issue from 305,000,000 to 800,000,000, which is composed of 750,000,000 shares of Common Stock, par value $0.001 per share, and 50,000,000 shares of Preferred Stock, par value $0.001 per share.

ITEM 5. Interest in Securities of the Issuer.

	Number of	Percentage of
	Outstanding Shares	Outstanding Shares
Name and Title of Beneficial Owner	Beneficially Owned	of Common Stock(1)

Dr. Jane Hsiao, Ph. D.	1,037,241	9.2%

(1)	The percentage of beneficial ownership is based upon 11,277,516 shares of Common Stock outstanding.
     The Reporting Person’s response to Items 3 and 4 to this 13D are hereby incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, if any, are hereby incorporated by reference in this Item 5.
ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     None.
ITEM 7. Material to be Filed as Exhibits

Exhibit
Number	Description

99.1	Stock Purchase Agreement, dated December 19, 2007, by and among clickNsettle.com, Inc., Frost Gamma Investments Trust, Dr. Jane Hsiao, Steven D. Rubin and Subbarao Uppaluri (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 21, 2007).

99.2	First Amendment to Stock Purchase Agreement, dated January 31, 2008, by and among clickNsettle.com, Inc., Frost Gamma Investments Trust, Dr. Jane Hsiao, Steven D. Rubin and Subbarao Uppaluri (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2008).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2008	/s/ Dr. Jane Hsiao, Ph. D.
Dr. Jane Hsiao, Ph. D.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Stock Purchase Agreement, dated December 19, 2007, by and among clickNsettle.com, Inc., Frost Gamma Investments Trust, Dr. Jane Hsiao, Steven D. Rubin and Subbarao Uppaluri (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 21, 2007).

99.2	First Amendment to Stock Purchase Agreement, dated January 31, 2008, by and among clickNsettle.com, Inc., Frost Gamma Investments Trust, Dr. Jane Hsiao, Steven D. Rubin and Subbarao Uppaluri (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on February 1, 2008).